November 15, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Fidelity Bond Filing Pursuant to Rule 17g-1
Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”)
File No.: 811-22535

Dear Sir or Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, enclosed please find a copy of (i) an amendment to the Fund’s current fidelity bond to add the Ares Multi-Strategy Credit Fund, Inc. to the fidelity bond; (ii) a statement showing the amount of the single insured bond that each of the Fund and Ares Multi-Strategy Credit Fund, Inc. would have provided and maintained had it not been named as an insured under the joint insured fidelity bond; and (iii) the agreement between the Fund and Ares Multi-Strategy Credit Fund, Inc. concerning the allocation of fidelity bond premiums and recoveries.

The premiums for the joint insured fidelity bond have been paid for the period of November 9, 2012 to November 9, 2013.

Very truly yours,

/s/ Daniel Hall
Daniel Hall
Secretary
Ares Dynamic Credit Allocation Fund, Inc.

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT is effective for the period of October 29, 2013 through November 9, 2013 by and among Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”), a Maryland corporation registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and Ares Multi-Strategy Credit Fund, Inc. (“ARMF” and together with ARDC, the “Funds”), a Maryland corporation registered as a closed-end management investment company under the 1940 Act.

W I T N E S S E T H:

WHEREAS, the Funds are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a fidelity bond from time to time in effect (the “Bond”);

WHEREAS, the Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act;

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of each Fund, including a majority of the directors who are not “interested persons” of each Fund (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata in accordance with the allocation approved by each Fund’s board of directors.  In no event will a Fund’s allocated portion of the total premium paid for the Bond exceed the premium such Fund would have had to pay if it had provided and maintained a single insured bond.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, but each Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within five days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within five days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

5. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Directors of each Fund and such amendment is set forth in a written instrument executed by each of the parties hereto.

6. This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties and is effective as of the date of the commencement of coverage under the Bond.

ARES DYNAMIC CREDIT ALLOCATION FUND, INC.

By:	/s/ Anthony S. Dell
Name:	Anthony S. Dell
Title:	Chief Compliance Officer

ARES MULTI-STRATEGY CREDIT FUND, INC.

By:	/s/ Anthony S. Dell
Name:	Anthony S. Dell
Title:	Chief Compliance Officer

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Rider No. 12

Effective date of this rider: 12:01 a.m. on October 29, 2013

To be attached to and form part of Policy Number: MNN770431/01/2012

Issued to: Ares Dynamic Credit Allocation Fund, Inc.

By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1.                                      Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

-  Ares Multi-Strategy Credit Fund, Inc.

All other provisions remain unchanged.

Authorized Representative

November 7, 2013
Date

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Ares Closed-End Funds Complex

Rule 17g-1 Fidelity Bond Filing

Amount of Single Insured Bond Required for Joint Insureds

Period of Coverage: October 29, 2013 to November 9, 2013

Fund	Single Insured Bond Coverage
Ares Dynamic Credit Allocation Fund, Inc.	$750,000
Ares Multi-Strategy Credit Fund, Inc.	$525,000